UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CARBO Ceramics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140781105

(CUSIP Number)

Morgan D. Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

Matt Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

817-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,344,915 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,344,915 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,915 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 523,022 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,344,915 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,344,915 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,915 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 523,022 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,344,915 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,344,915 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,915 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 523,022 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,344,915 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,344,915 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,915 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 523,022 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statements on Schedule 13D filed by the Reporting Persons with the Commission on October 3, 2016, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on March 3, 2016, as amended by amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Commission on May 8, 2017 (as amended, the “Original Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Carbo Ceramics Inc. (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings given to them in the Original 13D. The Original 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Original 13D is hereby amended by adding the following:

See Item 4.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

As described in the Original 13D, on March 2, 2017, in connection with entry into the New Credit Agreement, the Issuer issued a Warrant to Wilks Brothers. Subject to the terms of the Warrant, the Warrant entitles the holder thereof to purchase up to 523,022 shares of the Common Stock, at an exercise price of $14.91 per share, payable in cash. The Warrant expires at 11:59 p.m., New York City time, on December 31, 2022. Until receipt of the Stockholder Approval, the holder of the Warrant shall not be entitled to exercise the Warrant to the extent that the number of shares of Common Stock to be purchased upon such exercise, plus the number of shares of Common Stock purchased on any prior exercise of the Warrant, exceeds 271,414 shares of Common Stock (which amount represents approximately 1% of the number of shares of Common Stock currently outstanding).

On May 16, 2017, the Issuer held its 2017 annual meeting of its stockholders, at which it sought the approval (the “Stockholder Approval”), by an affirmative vote of the holders of a majority of the votes cast of the Common Stock, of the issuance of 523,022 shares of Common Stock to Wilks Brothers upon exercise of the Warrant. The New York Stock Exchange requires the approval of the Issuer’s stockholders of the issuance of an amount of shares of the Common Stock, or securities convertible into Common Stock, that exceeds more than 1% of the Common Stock outstanding, to a stockholder of the Issuer who holds more than 5% of the Common Stock outstanding before such issuance, such as Wilks Brothers. In accordance with Letter Agreement, the Supporting Stockholders have voted in favor of the Stockholder Approval. On May 19, 2017, the Issuer announced that it had obtained the Stockholder Approval.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended by replacing Items 5(a) and 5(b) with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,344,915 shares of Common Stock, representing approximately 12.1% of the Issuer’s issued and outstanding shares of Common Stock, based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017 and including 523,022 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

Dan Wilks and Staci Wilks each beneficially own 1,250,143 shares of Common Stock, representing 4.6% of the Issuer’s issued and outstanding Common Stock. Wilks Brothers beneficially owns 2,094,772 shares of Common Stock, representing 7.7% of the Issuer’s issued and outstanding Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly beneficially own the 2,094,772 shares of Common Stock directly beneficially owned by Wilks Brothers. Dan Wilks and Staci Wilks are husband and wife, and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person. Dan Wilks and Farris Wilks are brothers, and may and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person.

(b) Dan Wilks and Staci Wilks each have shared power to vote and power to dispose of 1,250,143 shares of Common Stock. Wilks Brothers has sole power to vote and power to dispose of 2,094,772 shares of Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly have the power to direct the voting and the power to direct the disposition of the 2,094,772 shares of Common Stock directly beneficially owned by Wilks Brothers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As reported in the Original 13D, on December 6, 2016, Wilks Brothers, LLC sold short 6,325 over the counter market American-style put options referencing 632,500 shares of Common Stock, which have a strike price of $14.00 and expire on June 16, 2017. On April 27, 2017, 4,600 shares were put to Wilks Brothers, LLC. On May 1, 2017 an additional 400 shares were put to Wilks Brothers, LLC.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).